COASTAL PACIFIC FULFILLS FURTHER OBLIGATION ON HOTSTONE PROPERTY

CALGARY, Alberta, May 10, 2011 - Coastal Pacific Mining Corp. (OTCQB: CPMCF) ("Coastal Pacific” or the “Company") www.coastalpacificminingcorp.com, announced that it has fulfilled another component of its obligations under its Hotstone Gold Property Option Agreement (“Agreement”), entered into on October 6, 2010.

Under the terms of the Agreement, the Company’s requirement is to issue 1,000,000 shares and fund a total of $1,600,000 in order to earn our 50% interest;  $100,000 is payable to the Optionor with the remaining $1,500,000 is to be contributed by way of exploration costs incurred.  The Company recently negotiated an extension to the Agreement, whereby the expenditure of exploration costs can now be expended before December 31, 2012.

With a payment of $50,000 having recently been made, we have now paid the entire $100,000 to the Optionor, and the 1,000,000 shares have been issued. We are current in all of our obligations under the agreement.

Mr. Joe Bucci, President of Coast Pacific, comments “The Company is continuing with its efforts to obtain the financing required to meet its exploration cost obligations for both of its properties, though we are currently expending the majority of our available resources on the exploration on our Santa Rita property.  However, with the equally strong prospects for the Hotstone property, we are anticipating commencing the first phases of the Hotstone work in August or September of this year.”

The work program, to be managed and coordinated Coastal Pacific’s Vice-President of Exploration, David L. Gibson, will consist of Grid Line Surveying and Grid Cutting, IP Geophysical Survey, Geological and Geophysical Compilation, Mapping and Interpretation followed by an initial comprehensive Diamond Drilling program.

The Hotstone property is comprised of a 5 claim unit totaling approximately 120 hectares within the Greenlaw Township (the “Property”), located 50 km southeast of Chapleau, Ontario, and 130 km west-southwest of Timmins, Ontario, Canada.  The Hotstone property is located in the Swayze Greenstone Belt, which is an extension of the well known Abitibi Greenstone Belt - home of producing gold camps such as Kirkland Lake, Matachewan, Porcupine (Timmins) and the emerging West Porcupine Gold Mining Camp. The property is accessible by a gravel road running to the property.

Note that no statement in this release is to be construed as there presently being actual or potential reserves identified on the Hotstone Property.

About Coastal Pacific
Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will partner with companies having mineral properties to develop and produce. Currently the Company has option agreements in place for properties in Ontario, Canada and the Province of Huancavelica, Peru.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as currency for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Company Contact
Joseph Bucci, President
927 Drury Ave NE
Calgary, Alberta T2E 0M3
(403) 612-3001
joebucci@coastalpacificminingcorp.com

Investor Relations
Tony Collins
(877) 931-0110
info@coastalpacificminingcorp.com

CAUTIONARY NOTE:  Our mineral properties have reports that may use terms which are recognized and permitted under Canadian regulations.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.